OMB Number 3235-0362
                                                      Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

/   /    Check this box if no longer subject to Section 16.
         Form 4 or Form 5 obligations may continue.  See
         Instruction 1(b).

/   /    Form 3 Holdings Reported

/ X /    Form 4 Transactions Reported

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940

1.       Name and Address of Reporting Person

         Slusser                      Peter
         (Last)                       (First)            (Middle)

         153 East 53rd Street - Suite 5100

                                      (Street)

         New York,                    New York            10022
         (City)                       (State)             (Zip)


2.       Issuer Name and Ticker or Trading Symbol
         Ampex Corporation (AXC)


3.       IRS or Social Security Number of Reporting Person
         (Voluntary)

4.       Statement for
         (Month/Year)
          1998

5.       If Amendment, Date of Original
         (Month/Year)

6.       Relationship of Reporting Person to Issuer
                           (Check all applicable)

            X    Director                               10% Owner
         --------                               --------
                 Officer (give title below)             Other (specify
         --------                                       below)
                                               --------

         ----------------------------------

805620.1

 TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


                                                                                 5. Amount of      6. Ownership
                                                                                    Securities        Form:
             2.  Transaction                                                        Beneficially      Direct (D)   7. Nature of
                 Date          3.   Trans       4.  Securities Acquired (A) or      Owned at End      or Indirect     Indirect
1. Title of                         action          Disposed of (D)                 of Month          (I)             Beneficial
   Security      (Month/Day/        Code                                                                              Ownership
   (Instr.3)     Year)              (Instr. 8)      (Instr. 3, 4 and 5)             (Instr. 3, 4)     (Instr. 4)      (Instr. 4)
                               Code       V         Amount   (A) or (D)  Price























Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                      (Print or Type Responses)                                             SEC 2270 (3/91)

805620.1

Form 5 (continued)              TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                         (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of       2  Conversion    3. Trans-     4. Transac-    5. Number of Derivative         6.  Date Exercisable and
     Derivative        or Exercise      action        tion Code      Securities Acquired (A) or       Expiration Date (Month/Day/
     Security          Price of         Date                         Disposed of (D)                  Year)
     (Instr.3)         Derivative       (Month/       (Instr. 8)     (Instr. 3, 4, and 5)
                       Security         Day/Year)
                                                                                                 Date Exercis-    Expiration
                                                                       (A)        (D)                 able            Date

Option to acquire   $2.4375          5/15/98             A        5,000                           Note 1           Note 1
(Note 1)






















                               (Print or Type Responses)                              SEC 2270 (3/91)

805620.1

                                                     Form 5 Table II (continued)

1.   Title of      7.   Title and Amount of Under      8.   Price of       9. Number of       10.Ownership      11. Nature of
     Derivative         lying Securities                    Derivative     Derivative         Form of Deriva    Indirect Bene
     Security                                               Security       Securities         tive Security:    ficial Ownership
     (Instr.3)          (Instr.3 and 4)                                    Beneficially       Direct (D) or     (Instr. 4)
                                                            (Instr. 5)     Owned at End of    Indirect (I)
                                                                           Month              (Instr. 4)


                                      Amount or
                                      Number of
                   Title               Shares                              (Instr. 4)
Option to acquire  Class A Common         5,000        $0                  Note 2                   D
(Note 1)           Stock















Explanation of Responses:

Note 1: Non-qualified stock option grant pursuant to Rule 16b-3 under the Ampex Corporation Stock Incentive Plan. The option becomes exercisable on the date of the issuer's 1999 Annual Meeting of a Stockholders, and expires fifteen months thereafter.

Note 2: This reporting person does not own any other options having the same exercise price and exercise period.


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                        /s/ Peter Slusser                                  2/11/99
                                        ---------------------------------------------      ----------------------------------
                                        **Signature of Reporting Person                                    Date
                                          Peter Slusser

Note:   File three copies of this Form, one of which must be manually signed.
        If space provided is insufficient, see Instruction 6 for procedure.


                        (Print or Type Responses)                                       SEC 2270 (3/91)

805620.1